FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   **Web Site: www.tevapharm.com**

Contact: Dan Suesskind
                        Chief Financial Officer
                         Teva Pharmaceutical Industries Ltd
                        (011) 972-2-589-2840

                        Bill Fletcher
                            President and CEO
                            Teva North America.
                            (215) 591-8800

FOR IMMEDIATE RELEASE

                        Dorit Meltzer
                            Director, Investor Relations
                            Teva Pharmaceutical Industries Ltd.
                            (011) 972-3-926-7554

TEVA REPORTS Q3 NET INCOME OF $157 MILLION, UP 63%

EPS OF $0.53, UP 47%

Q3 SALES OF $813 MILLION, UP 29%

Jerusalem, Israel, Nov. 3, 2003 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported **net income** of $157 million for the third quarter of 2003, up 63%. Fully diluted EPS reached $0.53, up 47%, and **net sales** for the quarter increased 29% to $813 million.

For the first nine months of 2003, net sales were $2.3 billion, an increase of 34%. Net income and EPS before the one time income recorded in the second quarter of 2003 reached $432 million and $1.52 for the first nine months, an increase of 58% and 49%, respectively, over the comparable period of 2002. Including one-time net income recorded in the second quarter of 2003, net income and fully diluted EPS amounted to $505 million and $1.77 respectively.

"This has been yet another successful quarter, with record sales and net income, resulting from strong performance in our major markets and with our major products including Copaxone®", said Israel Makov, Teva's President and CEO. "These results are complimented by our strongest US pipeline ever, representing brand sales of over $55 billion, as well as our growing pipeline elsewhere. On another front, we are proud to have recently filed applications in North America and Europe for rasagiline, a new and exciting product submitted for the treatment of Parkinson's disease".

North American pharmaceutical sales (including Copaxone®), which accounted for 63% of total pharmaceutical sales, totaled $452 million compared to $354 million in the third quarter of 2002, an increase of 28%. This increase was mainly attributable to sales of 14 new products that were not sold in the comparable quarter of 2002, the most significant being Amox/Clav and the inclusion of sales, for the first time, of Purinethol, which Teva received from GSK as a settlement agreement between the two companies, as well as increased sales of Copaxone®.

Pharmaceutical sales in Europe (including Copaxone®), which accounted for 25% of total pharmaceutical sales, increased 36% in the quarter to $180 million. This was attributable to the increased generic sales, continued growth of Copaxone® and continuing favorable currency trends.

Global in-market sales of Copaxone® this quarter were $180 million, an increase of 25%. U.S. sales increased by 13% over the third quarter of 2002 to $123 million. Copaxone®'s growth rate in prescriptions was again higher than that of the overall U.S. multiple sclerosis (MS) market. Sales outside the U.S., mainly in Europe, increased by 64%, to $57 million.

API sales to third parties were $95 million, an increase of 33% over the comparable 2002 quarter. Sales, including internal sales to Teva's pharmaceutical businesses, totaled $159 million, an increase of 32% from the third quarter of 2002. The overall growth stemmed from sales of new products like Simvastatin and the increased demand for our API products worldwide.

Teva's **gross profit margin** reached 46.4% for the third quarter of 2003, as compared to 42.9% in the third quarter in 2002. This reflects mainly favorable product mix, new products and operating efficiencies.

Gross R&D spending for the reported quarter grew by 32% over the comparable quarter of 2002, while **net R&D** (after participations) was 35% higher, reflecting increases in both generic and innovative R&D operations.

Selling, General and Administrative (SG&A) expenses increased 17% representing 15.4% of sales.

Financial expenses amounted this quarter to approximately $1 million, which follow the exceptionally high financial expenses in the second quarter of 2003.

The tax rate for the third quarter was 20%, significantly higher than that of the third quarter of 2002 (16%), resulted primarily from expiration of certain tax benefits relating to Copaxone®.

Cash flow generated from operating activities for the third quarter of 2003 amounted to $138 million as compared with $92 million in the third quarter of 2002 and with the $354 million generated in the whole of 2002.

Dividend
The Board of Directors, at its meeting on October 31, 2003, declared a cash dividend per ADR for the third quarter of 2003 of NIS 0.33 (approx. 7.3 cents according to the rate of exchange on October 31, 2003). The record date will be November 17th, 2003, and the payment date will be December 2nd, 2003. Tax will be withheld at a rate of 20%.

Conference Call Details

Teva will host a conference call to discuss the Company's third quarter results on Monday, November 3rd, 2003 at 08:30 a.m. ET. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a rebroadcast will be available until November 9th, 2003, midnight ET on the website or by calling 1-(800) 934-4548 in the U.S. or ++1-(402) 220-1175 outside the U.S. No access code is required.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

Consolidated Statements of Income
(in millions, except earnings per ADR)

	July - September		January - September	
	2003	**2002**	**2003**	**2002**
	U.S. Dollars			
NET SALES	812.6	631.3	2,334.4	1,748.4
COST OF SALES	435.4	360.7	1,248.5	992.2
GROSS PROFIT	377.2	270.6	1,085.9	756.2
R&D EXPENSES	61.6	46.5	166.2	131.3
LESS PARTICIPATIONS & GRANTS	6.8	5.9	16.5	18.8
R&D EXPENSES – net	54.8	40.6	149.7	112.5
SG&A EXPENSES	125.3	106.8	377.9	297.6
	197.1	123.2	558.3	346.1
GSK LITIGATION SETTLEMENT INCOME	-	-	100.0	-
RESTRUCTURING EXPENSES	-	-	7.4	-
OPERATING INCOME	197.1	123.2	650.9	346.1
FINANCIAL EXPENSES – net	1.2	8.5	14.1	18.1
INCOME BEFORE TAXES	195.9	114.7	636.8	328.0
INCOME TAXES	39.1	18.2	131.7	53.9
	156.8	96.5	505.1	274.1
PROFIT ON EQUITY INVESTMENTS	0.4	0.1	0.6	0.8
MINORITY INTERESTS	(0.6)	(0.3)	(1.0)	(1.1)
NET INCOME	156.6	96.3	504.7	273.8
EARNINGS PER ADR:				
Basic ($)	0.59	0.37	1.90	1.04
Diluted ($)	0.53	0.36	1.77	1.02
NET INCOME BEFORE NON-RECURRING ITEMS:				
NET INCOME	156.6	96.3	431.5	273.8
EARNINGS PER ADR:				
Basic ($)	0.59	0.37	1.63	1.04
Diluted ($)	0.53	0.36	1.52	1.02
WEIGHTED AVERAGE NUMBER OF ADRs:				
Basic	265.9	264.6	265.5	264.4
Diluted	305.9	281.4	291.2	280.6

Balance Sheet Data

(in millions)

	September 30 2003	December 31 2002
	U.S. Dollars	
ASSETS		
CURRENT ASSETS	3,241.7	2,901.4
INVESTMENTS & OTHER ASSETS	527.2	313.5
FIXED ASSETS – net	768.4	675.4
INTANGIBLE ASSETS – net	889.1	736.5
TOTAL ASSETS	5,426.4	4,626.8
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES	2,115.0	1,524.2
LONG-TERM LIABILITIES	467.5	458.3
MINORITY INTERESTS	6.1	4.9
CONVERTIBLE SENIOR DEBENTURES	450.0	810.0
SHAREHOLDERS' EQUITY	2,387.8	1,829.4
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	5,426.4	4,626.8

Sales for the Quarter July – September 2003 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2003	2002	% Change	% of Total
North America	507.7	400.2	26.9%	62.4%
Europe	207.7	152.6	36.1%	25.6%
Rest of the World	97.2	78.5	23.8%	12.0%
Total	**812.6**	**631.3**	**28.7%**	**100.0%**

Sales by Business Segments

Sales For the Period	2003	2002	% Change	% of Total
Pharmaceutical	712.9	555.6	28.3%	87.7%
A.P.I.	94.8	71.3	33.0%	11.7%
Veterinary and Other	4.9	4.4	11.4%	0.6%
Total	**812.6**	**631.3**	**28.7%**	**100.0%**

Pharmaceutical Sales

Sales For the Period	2003	2002	% Change	% of Total
North America	451.7	354.0	27.6%	63.4%
Europe	179.9	132.7	35.6%	25.2%
Rest of the World	81.3	68.9	18.0%	11.4%
Total	**712.9**	**555.6**	**28.3%**	**100.0%**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
      Name: Dan Suesskind
      Title: Chief Financial Officer

Date: November 03, 2003